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                                                                       EXHIBIT 9


                                                                   June 30, 1997



[Name of Executive Officer]
c/o Pennzoil Place
P. O. Box 2967
34th Floor
Houston, Texas  77252

Dear [Name of Executive Officer]:

                 Pennzoil Company ("Company") has previously established each of the 1995, 1996 and 1997 Pennzoil Company Long Term Incentive Plans ("LTIPs") to provide additional compensation to certain of its employees based upon comparative performance of the Company's stock as against a group of peer companies.

                 You have previously been designated by the Compensation Committee of the Company's Board of Directors as a participant in one or more of the LTIPs and in connection therewith advised that certain levels of corporate performance have been established to measure your benefits under the LTIPs.

                 It was and is the intent of the Company in establishing such LTIPs that if a Change in Control of the Company occurred, benefits under the LTIPS would, as is the case with unvested stock options and Conditional Stock Awards, be vested and cashed out upon such a Change in Control. The purpose of this letter is to confirm the treatment of your participation in the LTIPs if a Change in Control occurs.

                 If a Change in Control, as defined below, recurs you will receive on the Effective Date of a Change in Control, as defined below, from the Company in lieu of any other amounts under the LTIPs an amount of cash equal to the product of (i) your rate of salary immediately prior to the event specified as a Change in Control and (ii) the aggregate target percentages of all LTIPs the three year term of which has not yet ended with respect to which you have been designated a participant. Payments in respect of any LTIPs in which you are participating but with respect to which the three year term has been completed shall be computed and immediately paid under the terms of the LTIP award.





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                   2                                               June 30, 1997




                 For purposes of this letter, a Change in Control of the Company shall conclusively be deemed to have occurred (i) if the Board of Directors of the Company determines by resolution that a Change in Control which has the reasonable likelihood of depriving key employees of benefits they otherwise would have earned, by depriving key employees of the opportunity to fulfill applicable service and age prerequisites to benefits or otherwise has occurred, or (ii) upon the occurrence of an event specified for such purposes as a Change in Control which has the reasonable likelihood of depriving key employees of benefits they otherwise would have earned, by depriving key employees of the opportunity to fulfill applicable service and age prerequisites to benefits or otherwise, by resolution of the Board of Directors adopted not more than 60 days prior to the occurrence of such event. The Effective Date of a Change in Control shall be (x) in the case of such a Change in Control described as specified in clause (i) of the preceding sentence, the date (not more than 30 days prior to the date on which the Board of Directors makes the determination) the Board of Directors determines as the date on which the Change in Control has occurred, or (y) in the case of such a Change in Control determined as specified in clause (ii) of the preceding sentence, the date of occurrence of the event specified by the Board of Directors as constituting such Change in Control.


                                            PENNZOIL COMPANY



                                            By:
                                               --------------------------------
                                            Name:
                                            Title: